FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated August 6, 2004

Exhibit 2    Material Change Report

NEWS RELEASE - No. 6-04

August 6, 2004

PRIVATE PLACEMENT

SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.  A portion of these funds will be budgeted for the Eskapa precious metal prospect in Bolivia, to refurbish and expand the exploration camp, repair and enhance access roads, and prepare drill pads for the next phase of drill testing at a later date.  The private placement is subject to regulatory acceptance.

STOCK OPTIONS GRANTED

Pursuant to the Company’s Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

“Jeffrey P. Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

August 6, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

                                                           RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company’s News Release No. 6-04 dated August 6, 2004.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

August 6, 2004

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 6, 2004 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.

Pursuant to the Company’s Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

Full Description of Material Change

SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.

Pursuant to the Company’s Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 6th day of August, 2004.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  August 6, 2004